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                                                               Exhibit (a)(1)(P)

                      TB WOOD'S CORPORATION ANNOUNCES FINAL
            RESULTS OF SELF TENDER OFFER AND COMPLETION OF FINANCING


CHAMBERSBURG, PA, October 27, 2005 -- TB Wood's Corporation (Nasdaq: TBWC) announced today the final results of its "Dutch Auction" tender offer which expired at midnight, New York City time, October 20, 2005. In the tender offer, TB Wood's offered to purchase for cash up to 1,500,000 shares of its common stock at a price per share not less than $5.00 and not greater than $7.50.

The Company also announced that it has closed on its $15 million financing with AEA Mezzanine Funding LLC, AEA Mezzanine Fund LP, and AEA Mezzanine (Unleveraged) Fund LP (collectively "AEA"). Under the terms of the financing, TB Wood's Incorporated, Plant Engineering Consultants LLC and TB Wood's Enterprises, Inc. will issue $15 million of 12% senior subordinated notes, due October 11, 2012, to be purchased by AEA and grant to AEA warrants to purchase 174,000 shares of the Company's common stock. The proceeds of the issuance of the senior subordinated notes will be used to purchase shares accepted under the tender offer, to repay $2.9 million of the Company's senior bank debt and all related fees and expenses and to provide additional working capital. The notes are guaranteed by the Company and TB Wood's Canada Ltd.

Based on the final tabulation by American Stock Transfer & Trust Company, the depositary for the tender offer, 2,074,853 shares were properly tendered and not withdrawn at prices at or below $7.50 per share. As a result, TB Wood's will accept for purchase 1,500,000 shares of common stock at a purchase price of $7.50 per share, for a total cost of approximately $11.25 million. Because the number of shares of common stock tendered at or below the $7.50 price per share exceeds the number of shares that TB Wood's offered to purchase, the resulting proration factor is 72.3% of the shares of common stock tendered.

The depositary will promptly issue payment for the shares of common stock validly tendered and accepted under the tender offer and will return all other shares of common stock tendered.

The shares of common stock accepted for purchase represent approximately 28.84% of TB Wood's 5,200,647 shares of common stock issued and outstanding as of October 20, 2005. As a result of the completion of the tender offer, immediately following payment for the tendered shares of common stock, TB Wood's expects that approximately 3,700,647 shares of common stock will be issued and outstanding.

D.F. King & Co., Inc. acted as the information agent and American Stock Transfer & Trust Company acted as the depositary for the tender offer.
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About TB Wood's

TB Wood's is an established designer, manufacturer and marketer of electronic and mechanical industrial power transmission products which are sold to North American and international manufacturers and users of industrial equipment. Headquartered in Chambersburg, Pennsylvania, the Company operates production facilities in the United States, Canada, Mexico, Germany, Italy and India. Additional information on TB Wood's and our products can be found online at http://www.tbwoods.com.

Safe Harbor Statement

This press release contains statements which are forward-looking within the meaning of applicable securities laws. These statements include or imply projections of future performance that are based upon the Company's current expectations and assumptions. These expectations and assumptions, as well as the Company's future performance, are subject to a number of risks and uncertainties. Factors that could cause actual results to differ from projected results are discussed in various of the Company's documents on file with the SEC.

Contact:

     Joseph C. Horvath
     Chief Financial Officer
     (717) 264-7161, Extension 4465